UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

(Name of Issuer):
LECG Corporation

(Title of Class of Securities):
Common Stock, par value $0.001

(CUSIP Number):
523234 10 2

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications):

Marvin A. Tenenbaum

General Counsel & Secretary
LECG, LLC
33 West Monroe Street, Suite 1850
Chicago, IL 60603

and

Carol Kerr
Folger, Levin & Kahn LLP
1900 Avenue of the Stars, Suite 2800
Los Angeles, CA 90067

(Date of Event which Requires Filing of this Statement):
December 12, 2003.

1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):  David J. Teece

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

(a) n/a

(b) n/a

3.  SEC Use Only

4.  Source of Funds (See Instructions): OO

5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e)

6.  Citizenship or Place of Organization: United States and New Zealand (dual citizenship)

7.  Sole Voting Power:  1,240,000

8.  Shared Voting Power:  123,0471

9.  Sole Dispositive Power:  1,240,000

10.      Shared Dispositive Power  123,047

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:   1,363,047

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.     Percent of Class Represented by Amount in Row (11):  6.28%

14.     Type of Reporting Person (See Instructions):  IN

**************************************

Item 1: Security and Issuer

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the "Shares"), of LECG Corporation, a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is: 2000 Powell Street, Emeryville, California 94608.

Item 2: Identity and Background

(a)  This Schedule 13D is being filed on behalf of David J. Teece, PhD., a natural person.

(b)  Dr. Teece’s principal business address is 2000 Powell Street, Emeryville, California 94608.

(c)  The present principal occupation of Dr. Teece is that of Chairman of the Board of Directors of the Issuer. Dr. Teece is also employed by LECG, LLC, a subsidiary of the Issuer, to provide expert consulting services to clients of LECG, LLC. The Issuer’s principal business address is listed in Item 1 above.
_______________
1 Although the Reporting Person does not have direct power to vote, direct the vote, dispose or direct the disposition of these Shares which are held in trust for the benefit of the Reporting Person, the Reporting Person has the ability to remove the trustee of the trust holding said Shares and to appoint successor trustee(s). Accordingly, the Reporting Person may be deemed to share voting or dispositive control over the Shares held in said trust.

(d)  During the last five (5) years, Dr. Teece has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five (5) years, Dr. Teece has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in any judgment, decree or final order to which Dr. Teece is subject enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Dr. Teece holds dual citizenship in both the United States and New Zealand.

Item 3: Source and Amount of Funds or Other Consideration

The 1,363,047 Common Shares beneficially owned by Dr. Teece include:

771,250 outstanding Shares owned directly by Dr. Teece;

468,750 Shares which Dr. Teece has a right to acquire pursuant to presently vested and exercisable options under the Issuer’s 2000 Incentive Plan; and

123,047 outstanding Shares owned by the Flex Trust u/t/d February 5, 2003 (the "Flex Trust"), of which Dr. Teece is a named beneficiary. 2

763,750 of the outstanding Shares owned directly by Dr. Teece, and the 123,047 outstanding Shares held by the Flex Trust, were received in exchange for 1,221,999 of the common units of LECG Holding Company, LLC held by Dr. Teece and 196,875 of the common units of LECG Holding Company, LLC held by the Flex Trust, respectively (the "Exchange"). The Exchange become effective after the effectiveness of the registration statement relating to the Issuer’s initial public offering. The Exchange was part of a larger reorganization (the "Reorganization") undertaken in connection with the Issuer’s initial public offering pursuant to which holders of common units of LECG Holding Company, LLC other than TCEP/LECG Funding Corporation, including Dr. Teece and the Flex Trust, each received one Share for every 1.6 common units of LECG Holding Company, LLC. As part of the Reorganization, certain holders of common units other than TCEP/LECG Funding Corporation, including Dr. Teece and the Flex Trust, also received the right to certain cash payments, including in redemption for preferred units of LECG Holding Company, LLC.

The remaining 7,500 outstanding Shares owned directly by Dr. Teece were acquired by Dr. Teece in the Issuer’s initial public offering.
_______________
2 Dr. Teece is a named beneficiary of the Flex Trust. However, Dr. Teece is not the trustee of the Flex Trust and does not have direct voting or dispositive power over the 123,047 Shares owned by the Flex Trust. However, Dr. Teece does have the ability to remove the trustee of the Flex Trust and to appoint successor trustee(s). Accordingly, Dr. Teece may be deemed to share voting or dispositive control over the Shares held by the Flex Trust.

The presently vested and exercisable options entitling Dr. Teece to acquire 468,750 Shares were granted to Dr. Teece pursuant to LECG Holding Company, LLC’s 2000 Incentive Stock Plan, as amended (the "Plan") and an option grant issued thereunder. 3 Those options granted to Dr. Teece were scheduled to vest in their entirety on October 30, 2008, but were subject to full acceleration prior to that date if, after the completion of the Issuer’s initial public offering, the average closing market price of its common stock over a 20-day period following the offer equaled or exceeded an amount specified in the option grant (the "Performance Criteria"). The Performance Criteria were satisfied on December 12, 2003, thereby causing the full acceleration and vesting of all of the options granted to Dr. Teece pursuant to the Plan and the option grant issued him thereunder.

Item 4: Purpose of Transaction

As described above in Item 3, the Shares beneficially owned by Dr. Teece were either acquired pursuant to a combination of the Exchange and the Issuer’s initial public offering, or are subject to presently vested and exercisable options under the Plan. The Shares owned by Dr. Teece are owned for investment purposes. Dr. Teece may, from time to time, depending upon market conditions and other factors deemed relevant by Dr. Teece, acquire additional Shares. Dr. Teece reserves the right to, and may in the future choose to, change his purpose with respect to the investment and, subject to the Lock-up Letter Agreement described in Item 6 herein, take such actions as he may deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction, by distribution or by gift, all or a portion of the Shares which Dr. Teece now owns or may hereafter acquire.

Dr. Teece does not have any plans or proposals which relate to or result in:

(a)  the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)  an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)  a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)  any material change in the present capitalization or dividend policy of the Issuer;

(f)  any other material changes in the Issuer's business or corporate structure;
_______________
3 In connection with the Reorganization, the Issuer assumed all obligations of LECG Holding Company, LLC pursuant to the Plan and option grants issued thereunder

(g)  changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  any action similar to any of those enumerated above.

Item 5: Interest in Securities of the Issuer

(a)  As of the date of this report, Dr. Teece beneficially owns an aggregate of 1,363,047 Shares, which represent 6.28% of the Issuer’s 21,693,156 outstanding Shares. Of the 1,363,047 Shares which Dr. Teece beneficially owns, 468,750 Shares represent Shares which Dr. Teece does not currently own, but which Dr. Teece has a right to acquire pursuant to presently vested and exercisable options, and 123,047 Shares represent Shares which are owned by the Flex Trust, of which Dr. Teece is a named beneficiary but over which Dr. Teece has no voting or dispositive control.

(b)  Dr. Teece has the sole power to vote, direct the vote, dispose, and direct the disposition of 1,240,000 of the Shares of which Dr. Teece is the beneficial owner. Dr. Teece may be deemed to share the power to vote, direct the vote, dispose, or direct the disposition of 123,047 Shares owned by the Flex Trust. 4

(c)  Dr. Teece has not effected any transactions, other than those described herein, in the class of securities described herein during the past sixty (60) days.

(d)  With the exception of the 123,047 Shares owned by the Flex Trust, no other person is known by Dr. Teece to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Dr. Teece. Norman J. Laboe, the trustee of the Flex Trust, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 123,047 Shares owned by the Flex Trust.

(e)  Not applicable. As of the date of this Schedule 13D, Dr. Teece is the beneficial owner of more than 5% of the class of securities described herein.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
_______________
4 Although Dr. Teece is not the trustee of the Flex Trust and does not have direct power to vote, direct the vote, dispose or direct the disposition of the Shares held by the Flex Trust, Dr. Teece has the ability to remove the trustee of the Flex Trust and to appoint successor trustee(s). Accordingly, Dr. Teece may be deemed to share voting or dispositive control over the Shares held by the Flex Trust.

The Issuer and certain of its stockholders, including Dr. Teece, are parties to a Buy-Sell Agreement, effective as of September 29, 2000, which provides, in part, that the Issuer as well as certain stockholders, including Dr. Teece, have the right to repurchase unvested Shares issued in exchange for the unvested Shares of restricted common stock issued under the Buy-Sell Agreement at original cost if a stockholder: (a) ceases to provide services on a regular basis to the Issuer, (b) makes an assignment for the benefit of creditors, (c) files a petition in any bankruptcy or insolvency proceeding (or a petition is filed against this stockholder) or (d) attempts to transfer shares of restricted common stock in violation of a Securityholders’ Agreement among the Issuer and certain of its stockholders. (The Securityholders’ Agreement was terminated upon the closing of the Issuer’s initial public offering.) The repurchase right generally lapses over a minimum of 4 years and a maximum of 4 1/2 years. This description of the Buy-Sell Agreement is qualified in its entirety by reference to the Buy-Sell Agreement, a copy of which has been incorporated herein by reference as Exhibit 1.

Substantially all of the Shares issued prior to the Issuer’s initial public offering are held by stockholders, including Dr. Teece, who signed Lock-up Letter Agreements under which they agreed not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any Shares or securities convertible into or exercisable or exchangeable for Shares, for a period of 180 days after November 13, 2003. UBS Securities LLC, in its sole discretion, may release some or all of these Shares before the 180-day lock-up period ends. This description of the Lock-up Letter Agreement is qualified in its entirety by reference to the Lock-up Letter Agreement entered into between Dr. Teece and the Issuer, a copy of which is filed herewith as Exhibit 2.

Certain of the Issuer’s stockholders, including Dr. Teece, hold rights to cause the Issuer to register the sale of their currently unregistered Shares under the Securities Act of 1933, as amended (the "Securities Act"). These Shares are referred to as registrable securities. Specifically, commencing 180 days after November 13, 2003, a holder or holders of at least a majority of the registrable securities may require the Issuer to prepare and file a registration statement under the Securities Act at the Issuer’s expense covering all or a portion of the registrable securities if the Shares to be included in that registration will generate anticipated aggregate net proceeds of at least $5.0 million. Registration rights terminate no later than 5 years after the Issuer’s initial public offering. Registration of these Shares under the Securities Act would result in these Shares becoming freely tradable without restriction under the Securities Act. This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement entered into between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, Dr. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons, a copy of which has been incorporated herein by reference to Exhibit 3.

The response to Item 3 is incorporated herein by reference. The Reorganization and the Exchange were made pursuant to an Omnibus Plan of Reorganization between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, Thoma Cressey Fund VII ("Fund VII"), L.P., Thoma Cressey Friends Fund VII, L.P. ("Friends Fund"), the Issuer, Teece and David Kaplan, dated November 7, 2003 (the "Plan of Reorganization"), a copy of which has been incorporated herein by reference to Exhibit 4.

The presently vested and exercisable options entitling Dr. Teece to acquire 468,750 Shares were granted to Dr. Teece pursuant to the Plan and an option grant issued thereunder. A copy of the Plan and the option grant are incorporated herein by reference to Exhibit 5 and Exhibit 6, respectively.

Item 7. Materials to be Filed as Exhibits

The Exhibit Index filed herewith is incorporated herein by this reference.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: December 22, 2003

/s/ David J. Teece

David J. Teece

Exhibit Index

Exhibit 1. Buy Sell Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000, incorporated by reference to Exhibit 10.19 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on August 25, 2003 (Commission File Number 333-108189).

Exhibit 2. Lock-up Letter Agreement from David J. Teece to the representatives of the several underwriters of the Issuer’s Initial Public Offering, dated August 8, 2003 (filed herewith).

Exhibit 3. Registration Rights Agreement between LECG Holding Company, LLC, TCEP/LECG Funding Corporation, David J. Teece, David Kaplan, Frog & Peach Investors, LLC and other persons dated September 29, 2000, incorporated by reference to Exhibit 10.18 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on August 25, 2003 (Commission File Number 333-108189).

Exhibit 4. Form of Plan of Reorganization, incorporated by reference to Exhibit 10.46 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on November 7, 2003 (Commission File Number 333-108189).

Exhibit 5. 2000 Incentive Plan, incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on November 7, 2003 (Commission File Number 333-108189).

Exhibit 6. Option Grant to David J. Teece issued pursuant to that certain 2000 Incentive Plan, dated October 30, 2001 (filed herewith).